Exhibit 12
CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES
TOTAL ENTERPRISE
Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Nine Months Ended
	September 30
	2007	2006
	(Unaudited)
Earnings Available for Fixed Charges
Income from continuing operations before income taxes and minority interest	$15,977	22,416
Distributions less than equity in earnings of fifty-percent-or-less-owned companies	(1,484)	(1,022)
Fixed charges, excluding capitalized interest*	1,196	995

	$15,689	22,389

Fixed Charges
Interest and debt expense, excluding capitalized interest	$1,017	783
Capitalized interest	415	328
Interest portion of rental expense	105	141
Interest expense relating to guaranteed debt of fifty-percent-or-less-owned companies	11	2

	$1,548	1,254

Ratio of Earnings to Fixed Charges	10.1	17.9

*Includes amortization of capitalized interest totaling approximately $64 million in 2007 and $69 million in 2006.
Earnings available for fixed charges include, if any, our equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include our proportionate share, if any, of interest relating to the contingent debt.
Earnings available for fixed charges include, if any, 100 percent of the losses of companies owned greater than fifty percent that have debt for which we are contingently liable. Fixed charges include 100 percent of interest and capitalized interest, if any, relating to the contingent debt.